UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                 Form 40-F ☐

Enclosure: A press release dated December 13, 2023, announcing the rise in Turkcell's credit rating by S&P Global Ratings.

Istanbul, December 13, 2023

Announcement Regarding S&P Global Ratings’ Credit Rating

International credit rating agency S&P Global Ratings has raised our Company's credit rating to "B+", which was previously "B", by differentiating it from the sovereign rating, and has revised the outlook of the rating to “Positive” from “Stable”.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 13, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 13, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer